Results of Extraordinary Shareholders’ Meeting of Shinhan Bank

On November 5, 2009, Shinhan Bank, a wholly owned bank subsidiary of Shinhan Financial Group, held its extraordinary shareholders’ meeting and the agenda listed below was approved as originally proposed.

1) Business transfer of Shinhan Bank’s Vietnam branches to Shinhan Vietnam Bank

• Shinhan Vietnam Bank is a local subsidiary of Shinhan Bank recently established in Vietnam

For details of the originally proposed agenda, please refer to our Form 6-K filed on October 30, 2009 regarding Shinhan Bank’s board of directors resolution to convene an extraordinary shareholders’ meeting.